KRAMER LEVIN NAFTALIS & FRANKEL LLP

Richard H. Gilden
Partner
Phone: 212-715-9486
Fax: 212-715-8085
RGilden@KRAMERLEVIN.com

August 18, 2011

VIA EDGAR AND BY FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Larry Spirgel, Assistant Director

Re:          Ceragon Networks LTD.
Form 20-F for Fiscal Year Ended December 31, 2010
Filed March 31, 2011
File No. 000-30862

Dear Mr. Spirgel:

Reference is made to the letter dated July 14, 2011 (the “Comment Letter”) to Ira Palti, President and Chief Executive Officer of Ceragon Networks Ltd. (the “Company”), setting forth certain comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Annual Report on Form 20-F (the “2010 Form 20-F”) filed by the Company with the Securities and Exchange Commission.

This letter sets forth the Company’s responses to the Staff’s comments.  For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.  We are also sending courtesy copies of this letter to you by Federal Express.

1.           Please provide a more detailed analysis of the reasons underlying identified material quantitative changes in operating measures from period to period. For example, under Selling and Marketing Expenses on page 36, you should describe why the number of employees in your subsidiaries increased. Refer to the Commission’s interpretive release No. 33-6835 dated May 18, 1989.

Attached as Exhibit A to this letter is a revised version of the comparison of the results of operations for the 2009 and 2010 years, appearing on pages 35-36 of the 2010 Form 20-F.  For the Staff’s convenience, we have marked the changes made to this section of the 2010 Form 20-F, which add a more detailed analysis of material quantitative changes in operating measures in response to the Staff’s comments.  The Company will file an amendment to the 2010 Form 20-F on Form 20-F/A to reflect these changes once the Staff indicates that it has no further comments.

Mr. Larry Spirgel
August 18, 2011

2.             Provide a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting. See Item 15(b)(1) of Form 20-F.

The Company will file a Form 20-F/A amending Item 15 of the 2010 Form 20-F to include the required statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting.

3.             On page 4, you disclosed that you undertook “a number of identified contingent liabilities from Nera, such as various known litigations with third parties, as well as potential tax and other contingent exposures with customers, suppliers, and employees, all of which could accumulate to a substantial amount. If these contingent liabilities were to materialize, it may result in the transaction being substantially more expensive than the agreed purchase price.” Tell us how you considered a “Subsequent Events” footnote and related disclosures pursuant to ASC 450-20-50-9(b). In this regard, we note your additional disclosures regarding the Nera Acquisition on page 64.

The Company respectfully refers the Staff to the disclosure made in Note 1.b.2. of the Company’s consolidated financial statements appearing on pages F-10 to F-11 of the 2010 Form 20-F.  At the issuance date of the financial statements, the Company did not have all of the required information and data to conclude the amount of the possible loss from the contingencies referenced in the Staff’s comment.  Therefore, in connection with the preparation of this footnote and in light of the events described therein having taken place subsequent to the balance sheet date, the Company considered the requirements of ASC 400-20-50-9(b) covering “subsequent events” and included the relevant information in this footnote.  In the last paragraph of the footnote, the Company stated:

“As of the date of this [sic] financial statements, the Company has not concluded the purchase price allocated for the acquisition and therefore additional required disclosure regarding the amounts that should be reorganized as of the acquisition date for each major class of assets acquired and liabilities assumed could not be provided.”

Mr. Larry Spirgel
August 18, 2011

4.             On page 8, you stated that you engage in turn-key projects subject to contracts involving significant amounts to be paid by your customers over time and additionally, subject to customer acceptance. Tell us the typical project duration and how you recognize revenues from such projects over the period of performance. Refer to your basis in the accounting literature.

In general the Company has two main revenue models:

1.           Sales of equipment only – In these arrangements the contractual obligation is to deliver the equipment to the customers according to the agreed delivery terms. The Company’s products are off the shelf equipment.

2.           Sales of equipment and installation services (“turnkey projects”) – In these arrangements the Company’s contractual obligation is to deliver the off the shelf equipment and to install it and to commission it at the customer sites. These arrangements do not include any significant customization to the Company’s equipment, nor is there development or production of the Company’s products in response to client special specifications.

These agreements generally provide for two types of customer’s acceptance certificates, a Provisional Acceptance Certificate (a “PAC”) that is followed by a Final Acceptance Certificate (a “FAC"), as further described below.

Generally, it takes up to six months to obtain a PAC. During this period the phases of turnkey projects are:

•	Delivery of the equipment to the customer sites;
•	Installation of the equipment and commissioning the links to make sure that the links are properly working; and
•
After the Company has completed the installation and commissioning, the customer then inspects the site.  Once the site has passed this inspection (generally called the "Provisional Acceptance"), we obtain the customer's signature on a PAC.

After receipt of the PAC, there is usually an additional period (typically up to another six to twelve months) prior to receiving a FAC.  Customers ask for the additional period to verify the stability of the network, and to evaluate how the equipment works in combination with the customer's other equipment, software, or environmental conditions.  Once this period has passed, the Company obtains the customer's signature on the FAC and the project is complete. After receiving PAC, the Company may have only inconsequential performance obligations.

Generally, the payment terms in such arrangements are:

•	Down Payment – 10% to 20%
•	Receipt of PAC – 60% to 80%
•	Receipt of FAC – 10% to 20%

Revenue recognition for turn key projects

The turnkey projects do not include significant production, modification or customization of the products, and the Company believes that they should not be accounted for using contract accounting. Therefore, revenues from such arrangements are recognized in accordance with ASC 605-25, "Revenue Arrangements with Multiple Deliverables", and ASC topic 605-10, "Revenue recognition" ("ASC 605").

Mr. Larry Spirgel
August 18, 2011

Since the turnkey project arrangements include customer-specific acceptance provisions and since a significant portion of the arrangements fees are subject to receiving a PAC, the Company has concluded that these acceptance provisions should be considered as acceptance on the basis of subjective matters and therefore such acceptance provisions cannot be effectively tested before installation at the customer's site. Therefore, in accordance with SAB Topic 13, revenue recognition for the equipment and installation services are deferred until the PAC is obtained.

In concluding that acceptance provisions cannot be reasonably satisfied until the equipment is installed and integrated at the customer's sites and a PAC is obtained, the Company considered that the equipment performance can vary based on how the equipment works in combination with the customer's other equipment, software, or environmental conditions.

The Company considers a PAC as the point in which acceptance provisions have been met and delivery has occurred, because the remaining obligations related to the project are inconsequential and perfunctory. In that regard, the Company has considered the following indicators:

•
According to the agreement terms, the failure to complete any remaining actions after PAC, would not result in the customer receiving a refund or rejecting the delivered products or services for which PAC has been obtained;

•	The cost or time to perform the remaining obligations is generally insignificant in relation to the contract fee and gross profit;
•
Based on the Company’s experience, after receiving the PAC the Company has usually substantially completed its performance under these agreements, Most of the activities after PAC are related to customer tasks or the passage of time; and

•
Historically, the Company has received FAC for practically all of its arrangements. Therefore, the Company concluded that at the date a PAC is obtained it is probable that the remaining obligations will be completed successfully.

Finally, because the timing of payment of a portion of the arrangement fee is coincident with obtaining a FAC, that portion of the contract fee is not considered to be realized and is being deferred until a FAC obtained.

Mr. Larry Spirgel
August 18, 2011

5.             As disclosed, you operate in one reportable segment. However, on page 44, we note that you have a General Manager for each of the Short Haul Business Unit and the Long Haul Business Unit. Tell us if these business units were in place during 2010. Additionally, we note from your web site at http://www.ceragon.com/team.asp that you also have a President for each major geographic area: Europe, India, Latin America, Africa, APAC, and Ceragon USA (Ceragon Networks Inc).

Based on your disclosures, it appears to us that you have aggregated several operating segments into one reportable segment. If that is the case, please tell us the operating segments you have identified in accordance with ASC 280-10-50 and your basis for aggregating these operating segments into one reportable segment in accordance with ASC 280-10-50-11.

Accounting Guidance

According to ASC 280, an operating segment is a component of a public entity that has all of the following characteristics:

a.	It engages in business activities from which it may earn revenues and incur expenses.

b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.	Its discrete financial information is available.

In light of the above guidance, the Company has determined that neither its geographic areas nor its Short Haul and Long Haul Business Units are separate operating segments, based on the following analysis:

Geographic Areas as Separate Operating Segments

Business activities of the Company’s Geographic Areas

The Company’s sales organization, which is under the supervision of its EVP Global Business, has been divided to several geographic regions. Region managers are referred to as “Presidents” for customer relations and internal reasons; they are not part of Company's senior management, and they function de facto as our senior sales representative in each region.

The Company’s regions function to assist with the execution of the centrally determined global sales strategies, and to assist in managing and executing local projects in the regions in which they are located.  In addition, the region managers help to maintain customer relationships and ensure compliance with local laws and regulations. None of the Company’s regions have production facilities, significant inventory or research and development capabilities of their own or other significant productive assets.

Mr. Larry Spirgel
August 18, 2011

The region managers do not manage the sales within their regions. They refer the customers to headquarters. The majority of the product sale agreements are approved and signed at headquarters; in addition unusual terms such as significant discounts or long term payment schedules should be approved by headquarters.  Installation and maintenance agreements are signed locally.

Major administrative and support functions related to sales are provided to all the regions from the Company’s headquarters. For example, the Company’s headquarters provide significant pre-sale, sales support, sales operations and project management functions to the regions. The costs of headquarters support are not charged to the regions. Consequently, the regions are not subject to any significant risk (i.e., credit risks of customers or inventory obsolescence).

Region managers do not have the authority to independently make strategic decisions (including decisions involving operations, technology or commercial strategies). For example, according to Company policies, the region managers cannot authorize independently any purchase agreement above $50,000 and cannot sign independently a product sale agreement in any amount.   The region managers are responsible to generate sales transactions and to manage local services based on the approved budget.

Based on the above, the Company has determined that none of its regions have self-contained business activities nor do any of them contain the characteristics that an individual business component must possess in order to be considered a separate operating segment. All of the regions primarily are viewed as a direct extension and integral component of the parent company’s operations, under the global sales organization.

Chief Operating Decision Maker ("CODM")

The Company has determined that, in accordance with ASC 280, its Chief Executive Officer ("CEO") is its CODM. The CEO meets, on a weekly basis, with the Company’s senior management team that consists of executives holding key global roles and who provide input to the CODM in formulating the Company’s global business direction and strategy. The region managers do not participate in these weekly meetings; they report directly to the Company’s EVP Global Business who is a member of the Company's senior management.  The management team does not have the authority to independently make strategic decisions and the CEO has control over the operating decisions that the management team will make.

Operating results that are regularly reviewed by the CODM

The CODM manages the Company operations as a single global component.  Throughout the year, the CODM regularly review key metrics, such as collections, budget, customer service status and others on a global basis. Sales and booking information is also available and reviewed on a regional basis.

Mr. Larry Spirgel
August 18, 2011

The Company’s business information system contains Key Performance Indicators ("KPIs") that are available and reviewed by the CODM on a regular basis. For example, KPIs screens that are regularly reviewed by the CODM include the following global KPIs: revenues, bookings, shipments, cash collection and customer service. Except for revenues, bookings and collections, all KPIs are on a global basis.

Based on these global figures, the CODM develops growth strategies, makes decisions to invest in specific technologies and research and development activities and manages overall profitability on a global basis. The CODM sets global production guidelines and strategies and focuses on sales and marketing for the entire business. Global pricing strategies and guidelines are developed and any deviation from the global guidelines must be approved by the CODM.

In the Company’s weekly management meetings, only global information such as a budget report, weekly revenue status, weekly collection status, weekly customer service status and weekly shipping status is regularly discussed. In a similar fashion, the Company’s global supply chain group is managed and is focused on the manufacturing operations and material sourcing for the entire business and the Company’s R&D solution groups are managed and are focused on developing products for customers globally.

As a result of the above, the Company has concluded that the CODM does not manage the regions as if they were separate components. On a regular basis, the CODM only reviews available regional information through the business information system for collections, revenues and bookings. The CODM reviews these matrices to ensure that the regions are in compliance with the global guidelines and goals, such as annual and quarterly targets for bookings and revenues, not to manage the regions as if they were separate components. As noted below, discrete regional financial information is not regularly available to the CODM.

Available discrete financial information for the geographic areas

Once a quarter the headquarters finance team prepares a "Net Contribution" report for the regions. No other discrete financial information available at the regional level. The Net Contribution report includes revenue per region, allocated cost of goods sold and direct local selling costs.

Revenue recognition is being performed and calculated by the Company’s headquarters based on information received from the regions. In addition, historically, approximately 60% of the Company’s operational costs were incurred by its headquarters and were not allocated to the regions in this report; these costs include research and development, sales and marketing and general and administrative charges. Therefore, these reports include incomplete financial data that cannot be utilized in making strategic decisions about resource allocation as if each region were a separate component. These reports are primarily used to set the regional managers' sales KPIs in light of the global sales guidelines and strategies, and to measure their performance against these KPIs.

Mr. Larry Spirgel
August 18, 2011

The Company’s EVP Global Business is the primary user of this report; however, it is available to the CODM. The Company’s senior management also reviews this information to ensure that the geographic regions are operating in accordance with the global strategies that have been set for the entire business.

Summary of Conclusions Regarding Geographic Areas

In summary, considering the guidance of ASC 280-10-50, the Company has determined that its regional areas are not operating segments because none of the regions have self-contained business activities nor the characteristics that individual business components must possess in order to be considered operating segments. The CODM does not regularly review their discrete financial information since it is not complete financial information for the region. As a result he does not utilize the results of a specific region on a stand-alone basis in allocating resources, but rather he focuses on the overall operating results of the global component. In addition, the financial information that is available regarding the regions is incomplete and providing such information in the financial statements would not provide meaningful information to the reader and could be misleading.  As the businesses are managed on an aggregate, global basis, the Company believes that it operates as a single operating segment.

Short Haul and the Long Haul Business Units as Separate Operating Segments

The Short Haul and the Long Haul Business Units (soon to be renamed "Solution Groups") were not in place in 2010. Subsequent to the acquisition of Nera Networks SA ("Nera"), on January 19, 2011, the Company created the new Solution Groups. Prior to the acquisition of Nera, the Company's research and development and product management activities for both short and long haul product lines were conducted as one component.

The new Solution Groups only have research and development and product management functions.  The Company established the Groups following the Nera acquisition to better focus on the two product lines following the acquisition.  Each Group is a cost center that focuses on its specific product line. Neither will have any revenues or discrete financial information of its own, a key element of separate operating components.

These Groups do not contain the characteristics that individual business components must possess in order to be considered operating segments under ASC 280.

Mr. Larry Spirgel
August 18, 2011

Under separate cover, the Company is furnishing the Staff with the confirmations requested in the comment letter.

Should you have any questions or comments regarding the Company’s responses, please do not hesitate to contact me at 212-715-9486 or Jennifer Wilen of this office at 212-715-9369.

Sincerely,

/s/ Richard H. Gilden
Richard H. Gilden

cc:           Mr. Ira Palti
Donna Gershowitz, Adv.
Ms. Kathryn Jacobson, Staff Accountant, SEC
Ms. Ivette Jean, Assistant Chief Accountant, SEC
Jonathan Groff, Esq., Staff Attorney, SEC

Exhibit A

Year ended December 31, 2009 compared to year ended December 31, 2010

Revenues.  Revenues increased from $184.2 million for the year ended December 31, 2009 to $249.9 million for the year ended December 31, 2010, an increase of $65.7 million, or 36%. This increase was attributable primarily to increased sales of our products to wireless service providers, mainly within the Asia Pacific regions. Revenues in the Asia Pacific region increased to $123.8 million for the year ended December 31, 2010 as compared to $67.7 million for the year ended December 31, 2009. The increase in revenues in the Asia Pacific region was primarily due to recognition of revenues from turn key projects of  a leading mobile operator in India.  As a percentage of revenues, sales in the Asia Pacific region increased to 50% for the year ended December 31, 2010 from 37% for the year ended December 31, 2009.

Cost of Revenues.  Cost of revenues increased from $122.7 million for the year ended December 31, 2009 to $160.5 million for the year ended December 31, 2010, an increase of $37.8 million, or 31%. This increase was attributable mainly to increased purchases of products from our contract manufacturers, in line with the increase in our revenues.

Gross Profit.  Gross profit as a percentage of revenues increased from 33.4% for the year ended December 31, 2009 to 35.8% for the year ended December 31, 2010. This increase was attributable mainly to cost reduction activities relating to product materials and the introduction of our new IP series products which are more cost effective~~have better cost position~~.

Research and Development Expenses. Our research and development expenses increased from $19.0 million for the year ended December 31, 2009 to $25.1 million for the year ended December 31, 2010, an increase of $6.1 million, or 33%. The increase in our research and development expenses was attributable primarily to the increase by approximately 30% in the~~our~~ number of our research and development employees as well as additional expenses related to research and development subcontractors ~~and~~ in our efforts to advance the launch of our new products.  Our research and development efforts are a key element of our strategy and are essential to our success.  We intend to maintain our commitment to research and development. Our research and development efforts are a key element of our strategy and are essential to our success and we intend to maintain our commitment to research and development. An increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures. As a percentage of revenues, research and development expenses slightly decreased to 10.1% in the year ended December 31, 2010 compared to 10.3% for the year ended December 31, 2009.

Selling and Marketing Expenses. Selling and marketing expenses increased from $29.3 million for the year ended December 31, 2009 to $37.2 million for the year ended December 31, 2010, an increase of $7.9 million, or 27%. This increase was attributable primarily to an increase in the number of employees in our subsidiaries. The activities in our subsidiaries are primarily pre-sales sales and marketing. As our sales and revenues grew in 2010, we were required to increase the number of employees at the subsidiaries to support this growth.  The increased staff and sales ~~resulting~~ resulted in an increase of payroll and payroll related expenses of approximately $ 3.2 million and our increase in travel and office expenses of $ 2.3 million. As a percentage of revenues, selling and marketing expenses were 15% in the year ended December 31, 2010 and 16% in the year ended December 31, 2009.

General and Administrative Expenses. General and administrative expenses increased from $10.7 million for the year ended December 31, 2009 to $12.3 million for the year ended December 31, 2010, an increase of $1.6 million, or 15%. This increase was attributable primarily to an increase of $1.2 million in payroll and payroll related expenses as a result on increase in number of employees in our management information system department related to projects executed in 2010 to upgrade our MIS systems and, increase of $0.4 million of stock based compensation expenses. As a percentage of revenues, general and administrative expenses were 6% and 5% for the years ended December 31, 2009 and 2010 respectively.

Acquisition related costs. Acquisition related costs consist of expenses paid in relation to the acquisition of Nera.  Acquisition related expenses were $ 0.8 million in 2010.

Financial Income, Net. Financial income, net decreased from $1.5 million for the year ended December 31, 2009 to $1.3 million for the year ended December 31, 2010, a decrease of $0.2 million, or 16%. As a percentage of revenues, financial income, net decreased to 0.5% in the year ended December 31, 2010 compared to 0.8% for the year ended December 31, 2009. This decrease was attributed mainly to lower income on our short-term and long-term interest-bearing investments due to reduction of interest rates in the financial markets.

Taxes on income. Taxes on income increased from $0.5 million for the year ended December 31, 2009 to $1.2 million for the year ended December 31, 2010, an increase of $0.7 million, or 141%.   Our effective tax rate was 12% in 2009 and 8% in 2010.  This decrease was attributed mainly to a decrease in the statutory tax rate in Israel from 26% in 2009 to 25% in 2010 and a release in the valuation allowance offset by an increase in taxable income of certain of our foreign subsidiaries.

Net Income. Net income increased from $3.7 million for the year ended December 31, 2009 to $14.1 million for the year ended December 31, 2010. As a percentage of revenues, net income increased to 6% for the year ended December 31, 2010 from 2% for the year ended December 31, 2009. The increase in net income was attributable primarily to the increase in revenues and gross profit offset by an increase in operating expenses and decrease in interest income in 2010 compared to 2009.